Exhibit 99.1

Aether Global Innovations Signs
Definitive Agreement with
Private British Columbia Tech Investment Company

Vancouver, B.C. – November 6, 2024 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AGI”, “AETH”, or the “Company”), a drone management and automation company, is pleased to announce that it has entered a securities exchange agreement (the “SEA”), dated November 6, 2024, to acquire 1401068 BC Ltd. (“PrivCo”) for 19,100,100 common shares of the Company (the “Transaction”) at a deemed issue price of $0.025 per share. PrivCo is a special purpose vehicle that is in the process of securing an earn-in arrangement (the “Earn-In Arrangement”) with Xentera Technologies Inc. (“Xentera”), an early stage drone development company, that gives PrivCo the right to acquire up to 12.5% of the issued and outstanding capital of Xentera for US$300,000. Xentera is developing a large multipurpose cargo jet drone with a 70-foot wingspan, capable of vertical take-off and landing (VTOL), heavy payloads, long-range, and high-speed operations. Featuring a blended wing body design, the drone is being engineered for low operating costs and reduced emissions, which will make it well-suited to delivering time-sensitive, high-value, heavy cargo to remote locations.

Completion of the Transaction is subject to customary conditions precedent, including: (i) approval of the Canadian Securities Exchange; (ii) the Company completing an equity offering for net proceeds of no less than $500,000; and (iii) PrivCo entering into a definitive agreement with Xentera to formally provide for the Earn-In Arrangement.

"We are excited to sign this agreement with PrivCo to complete this acquisition and join our two companies,” shared Phil Lancaster, CEO and President of Aether Global.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. (AETH) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

ON BEHALF OF THE AETHER GLOBAL BOARD OF DIRECTORS

Philip Lancaster, President and CEO

Aether Global Innovations Corp.

(250) 863-3038

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding completion of the Transaction and the conditions precedent thereto, statements regarding Xentara’s business and the development of its cargo jet drone and statements about the prospects of the Company and its intended acquisitions, future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are made as of the date hereof, and are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, closing risks, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.

The Canadian Securities Exchange (CSE) has not reviewed, approved or disapproved the contents of this press release.

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